UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Jeffrey W. Ferguson

The Carlyle Group

1001 Pennsylvania Avenue NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2013

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5	13D	Page 1 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,331,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,331,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 42805T 10 5	13D	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,331,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,331,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,331,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,331,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 42805T 10 5	13D	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,331,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,331,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN (Québec société en commandite)

CUSIP No. 42805T 10 5	13D	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,331,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,331,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 42805T 10 5	13D	Page 6 of 22 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,331,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,331,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 42805T 10 5	13D	Page 7 of 22 Pages

1	NAMES OF REPORTING PERSONS TC Group IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,122,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,122,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,122,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 42805T 10 5	13D	Page 8 of 22 Pages

1	NAMES OF REPORTING PERSONS TC Group IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,122,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,122,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,122,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 9 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,419,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,419,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,419,399
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 10 of 22 Pages

1	NAMES OF REPORTING PERSONS CP IV Coinvestment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 703,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 703,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,512
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 11 of 22 Pages

1	NAMES OF REPORTING PERSONS CEP II Managing GP Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,208,961
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,208,961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

CUSIP No. 42805T 10 5	13D	Page 12 of 22 Pages

1	NAMES OF REPORTING PERSONS CEP II Managing GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,208,961
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,208,961
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,208,961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 13 of 22 Pages

1	NAMES OF REPORTING PERSONS CEP II U.S. Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,125,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,125,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 14 of 22 Pages

1	NAMES OF REPORTING PERSONS Carlyle Europe Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 83,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 83,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,358
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 42805T 10 5	13D	Page 15 of 22 Pages

1	NAMES OF REPORTING PERSONS CEP II Participations S.à r.l. SICAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 83,358
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 83,358
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,358
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON OO (Luxembourg Limited Liability Company)

CUSIP No. 42805T 10 5	13D	Page 16 of 22 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as previously amended (as so amended, the “Statement”).

ITEM 4.	Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On March 12, 2013, Carlyle Partners IV, L.P., CP IV Coinvestment, L.P., CEP II U.S. Investments, L.P. and CEP II Participations S.à r.l. SICAR sold 14,552,261 Shares, 587,717 Shares, 1,775,740 Shares and 69,639 Shares, respectively, in each case to Citigroup Global Markets Inc. and Barclays Capital Inc. (together, the “Underwriters”) at a price of $20.14 per Share, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of March 6, 2013 (the “Underwriting Agreement”), by and among the CD&R Hertz Funds (as defined in the Statement), the Carlyle Hertz Funds (as defined in the Statement), the Merrill Lynch Hertz Funds (defined herein to include ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., Merrill Lynch Global Private Equity, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A.), CMC-Hertz Partners, L.P. and the Underwriters. Also on March 12, 2013, the Issuer repurchased from the Underwriters 23,200,000 of the Shares (the “Repurchased Shares”) sold by the Selling Stockholders (as defined in the Underwriting Agreement) at a price of $20.14 per share.

Under the Underwriting Agreement, the Issuer, the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from March 6, 2013 continuing through and including the date 45 days after March 6, 2013, except with the prior written consent of the Underwriters (such period, the “restricted period”). The restricted period will be automatically extended if: (1) during the last 17 days of the restricted period the Issuer releases earnings results or announces material news or a material event; or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Underwriters waive, in writing, such extension.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 8 hereto and is incorporated herein by reference.

As a result of the Secondary Offering, ML Global Private Equity Fund, L.P. no longer has the right under the Stockholders Agreement (as defined in the Statement) to designate a candidate to the Issuer’s board of directors. Angel Morales, who was designated by ML Global

CUSIP No. 42805T 10 5	13D	Page 17 of 22 Pages

Private Equity Fund, L.P. to serve as a director of the Issuer pursuant to the Stockholders Agreement, although still serving on the Issuer’s board of directors, ceased to be the designee of ML Global Private Equity Fund, L.P. upon completion of the Secondary Offering. Additionally, substantially all of the Merrill Lynch Hertz Funds’ rights and obligations under the Stockholders Agreement have been terminated following the consummation of the Secondary Offering, including, among other things, the provisions (i) governing the Merrill Lynch Hertz Funds’ drag-along rights and (ii) restrictions on the transfer of Shares. Pursuant to a waiver delivered by the CD&R Hertz Funds and the Carlyle Hertz Funds following the Secondary Offering (the “Waiver”), Merrill Lynch Ventures L.P. 2001 and CMC-Hertz Partners, L.P. are no longer required under the Stockholders Agreement to take all necessary action to cause the nominees to the Issuer’s board of directors chosen by any such other principal investors to be elected. However, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. continue to have the ability to exercise, and remain subject to, certain tag-along rights under the Stockholders Agreement.

As a result of the foregoing, the Merrill Lynch Hertz Funds may no longer be deemed to be members of a group exercising voting and investment control over the Shares held by the other group members, and, therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver, which is filed as Exhibit 9 hereto and is incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Statement which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement are amended and restated in their entirety by inserting the following information:

(a) – (b)

CUSIP No. 42805T 10 5	13D	Page 18 of 22 Pages

As of the date hereof (and after giving effect to the sale of the Shares in the Secondary Offering and the repurchase by the Issuer of the Repurchased Shares), each of the Reporting Persons beneficially owns the number and percentage of Shares then issued and outstanding listed opposite its name:

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	20,331,872	5.1%	0	20,331,872	0	20,331,872
The Carlyle Group L.P.	20,331,872	5.1%	0	20,331,872	0	20,331,872
Carlyle Holdings II GP L.L.C.	20,331,872	5.1%	0	20,331,872	0	20,331,872
Carlyle Holdings II L.P.	20,331,872	5.1%	0	20,331,872	0	20,331,872
TC Group Cayman Investment Holdings, L.P.	20,331,872	5.1%	0	20,331,872	0	20,331,872
TC Group Cayman Investment Holdings Sub L.P.	20,331,872	5.1%	0	20,331,872	0	20,331,872
TC Group IV, L.L.C.	18,122,911	4.5%	0	18,122,911	0	18,122,911
TC Group IV, L.P.	18,122,911	4.5%	0	18,122,911	0	18,122,911
Carlyle Partners IV, L.P.	17,419,399	4.4%	0	17,419,399	0	17,419,399
CP IV Coinvestment, L.P.	703,512	0.2%	0	703,512	0	703,512
CEP II Managing GP Holdings, Ltd.	2,208,961	0.6%	0	2,208,961	0	2,208,961
CEP II Managing GP, L.P.	2,208,961	0.6%	0	2,208,961	0	2,208,961
CEP II U.S. Investments, L.P.	2,125,603	0.5%	0	2,125,603	0	2,125,603
Carlyle Europe Partners II, L.P.	83,358	0.0%	0	83,358	0	83,358
CEP II Participations S.à r.l. SICAR	83,358	0.0%	0	83,358	0	83,358

(1)	As noted in “Item 2. Identity and Background,” the CD&R Hertz Funds and the Merrill Lynch Hertz Funds are not included as Reporting Persons in this Schedule 13D, and the Carlyle Hertz Funds expressly disclaim beneficial ownership of all Shares held by such funds. As such, this table excludes: (i) 22,841,647 Shares held by the CD&R Hertz Funds (ii) 6,789,557 Shares held by the Merrill Lynch Hertz Funds, and (iii) 5,522,404 Shares held by CMC-Hertz Partners, L.P., in each case after giving effect to the sale of Shares in the Secondary Offering. As further described above under Item 4, the Merrill Lynch Hertz Funds may no longer be deemed to be members of a group exercising voting and investment control over the Shares held by the other group members, and, therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.
(2)	Based on 399,163,956 Shares outstanding on March 12, 2013, which gives effect to the repurchase of the Repurchased Shares by the Issuer.

Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. are the record owners of 17,419,399 Shares and 703,512 Shares, respectively. TC Group IV, L.P. is the general partner of each of Carlyle Partners IV, L.P. and CP IV Coinvestment, L.P. TC Group IV, L.L.C. is the general partner of TC Group IV, L.P. TC Group Cayman Investment Holdings Sub L.P. is the managing member of TC Group IV, L.L.C.

CEP II Participations S.à r.l. SICAR and CEP II U.S. Investments, L.P. are the record owners of 83,358 Shares Common Stock and 2,125,603 Shares, respectively. Carlyle Europe Partners II, L.P. is the sole shareholder of CEP II Participations S.à r.l. SICAR. CEP II Managing GP, L.P. is the general partner of each of CEP II U.S. Investments, L.P. and Carlyle Europe Partners II, L.P. CEP II Managing GP Holdings, Ltd. is the general partner of CEP II Managing GP, L.P. TC Group Cayman Investment Holdings Sub L.P. is the sole shareholder of CEP II Managing GP Holdings, Ltd.

CUSIP No. 42805T 10 5	13D	Page 19 of 22 Pages

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	The information set forth in Item 4 above is hereby incorporated by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

ITEM 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated December 18, 2012, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D, dated December 18, 2012 filed by Hertz Global Holdings, Inc.).

8	Underwriting Agreement, dated as of March 6, 2013, by and among Hertz Global Holdings, Inc., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.à r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P., Citigroup Global Markets Inc. and Barclays Capital Inc., as underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, dated March 12, 2013 filed by Hertz Global Holdings, Inc.).

9	Waiver and Acknowledgement, dated March 18, 2013, among Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.à r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P.

CUSIP No. 42805T 10 5	13D	Page 20 of 22 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
by: Carlyle Group Management L.L.C., its general partner

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
by: The Carlyle Group L.P., its managing member
by: Carlyle Group Management L.L.C., its general partner

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
by: Carlyle Holdings II L.P., its general partner

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 42805T 10 5	13D	Page 21 of 22 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
by: TC Group Cayman Investment Holdings, L.P., its general partner by: Carlyle Holdings II L.P., its general partner

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP IV, L.L.C.

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC GROUP IV, L.P.
by TC Group IV, L.L.C., its general partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE PARTNERS IV, L.P.
by: TC Group IV, L.P., its general partner
by TC Group IV, L.L.C., its general partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CP IV COINVESTMENT, L.P.
by: TC Group IV, L.P., its general partner
by TC Group IV, L.L.C., its general partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CEP II MANAGING GP HOLDINGS, LTD.

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CEP II MANAGING GP, L.P.
by: CEP II Managing GP Holdings, Ltd., its general partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. 42805T 10 5	13D	Page 22 of 22 Pages

CEP II U.S. INVESTMENTS, L.P.
by: CEP II Managing GP, L.P., its general partner
by: CEP II Managing GP Holdings, Ltd., its general partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE EUROPE PARTNERS II, L.P.
by: CEP II Managing GP, L.P., its general partner
by: CEP II Managing GP Holdings, Ltd., its General Partner

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CEP II PARTICIPATIONS S.À R.L. SICAR

by:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person